United States securities and exchange commission logo





                               December 6, 2023

       Petros Panagiotidis
       Chairman and Chief Executive Officer
       TORO CORP.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol
       Cyprus

                                                        Re: TORO CORP.
                                                            Registration
Statement on Form F-3
                                                            Filed November 13,
2023
                                                            File No. 333-275478

       Dear Petros Panagiotidis:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-3 filed November 13, 2023

       General

   1. We note you are registering 8,500,000 common shares held by Pani Corp., a corporation controlled by your
Chairman and Chief Executive Officer. Given the nature of the offering, including Mr.
Panagiotidis' beneficial ownership and the size of the offering relative to the number
of outstanding shares held by non-affiliates as disclosed in the prospectus, please
provide us with an analysis of your basis for determining that it is appropriate to
characterize the transaction as a secondary offering under Securities Act
                                                        Rule 415(a)(1)(i) as
opposed to an indirect primary offering and that Pani Corp. is not a statutory underwriter.
For guidance, refer to Securities Act Rules Compliance and
                                                        Disclosure
Interpretations Question 612.09. In addition, to the extent this transaction is an
 Petros Panagiotidis
TORO CORP.
December 6, 2023
Page 2
       indirect primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form F-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                              Sincerely,
FirstName LastNamePetros Panagiotidis
                                                              Division of
Corporation Finance
Comapany NameTORO CORP.
                                                              Office of Energy
& Transportation
December 6, 2023 Page 2
cc:       Ioannis Lazaridis
FirstName LastName